U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

February 18, 2011

Re:	So Act Network, Inc.
Information Statement on Schedule 14C
Filed February 8, 2011
File No. 000-51886

Dear Mr. Rothenberg:

We represent So Act Network, Inc. (“So Act” or, the “Company,” “we,” “us,” or “our”).  By letter dated February 17, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Information Statement on Schedule 14C filed (the “Information Statement”) on February 8, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Amendment of Articles of Incorporation to Change the Name of the Company, page 3

1.
Please provide more detailed disclosure regarding the purpose of the name change.  We note a news release dated February 11, 2011, stating that you have changed the focus of your business operations and appointed a new CEO, John Blaisure.  If true, please disclose this information and describe the new business operations of the company.  Please refer to Item 19 of Schedule 14A.

Response: The Information Statement on Schedule 14C has been revised to disclose that the purpose of our name change is to better reflect the current and anticipated operations of our business.

Security Ownership of Certain Beneficial Owners and Management, page 5

2.
Please revise this table to include information regarding John Blaisure’s share ownership and to update Greg Halpern’s share ownership.  Additionally, please revise to provide the required disclosure pursuant to Item 6 of Schedule 14A, such as disclosing the shares owned by directors and executive officers of the registrant as a group and the number of shares outstanding as of the most recent practicable date.  Please see Item 403 of Regulation S-K.

Response: The Information Statement on Schedule 14C has been updated for Greg Halpern’s share ownership and revised to disclose the shares owned by John Blaisure, and the shares owned by our directors and executive officers as a group.

Effective Date of Name Change, page 5

3.	As it appears that Mr. Halpern is no longer your CEO, please update the signature or advise.

Response: The Information Statement on Schedule 14C has been updated to include the signature of our new CEO, Mr. John Blaisure.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       Gregg E. Jaclin